Exhibit 99.1

Draganfly, Doodle Labs, and UXV Technologies Collaborate to Enhance UAV Communication Solutions

Innovative Collaboration Between Draganfly, Doodle Labs, and UXV Technologies Sets New Standards for UAV Operations

San Diego, CA., April 22, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer is excited to announce a collaboration with communication experts Doodle Labs, and control systems specialists UXV Technologies. This collaborative effort is set to redefine operational capabilities for law enforcement, first responders, and military specialists.

The collaboration combines Draganfly’s Commander 3XL UAV, Doodle Labs’ Helix Mesh Rider® Radio, and UXV Technologies Soldier Robotic Controller (SRoC) ground control station (GCS), together offering a secure, robust, and ruggedized solution for demanding missions.

Integrating these advanced technologies delivers an adaptable platform that can withstand the diverse rigors of operational requirements in a variety of environments, including over the horizon & urban scenarios. Draganfly’s Commander 3XL UAV paired with Doodle Labs’ Helix Mesh Rider® and Sense technology, actively monitors in-band interference and automatically adjusts frequency channel or band for dynamic interference-avoidance and anti-jamming capabilities. Completing the trio, UXV Technologies SRoC rugged handheld controller presents a durable and intuitive control interface, making it an ideal choice for field operations where reliability and ease of use are paramount.

This integration underscores a shared commitment to innovation, enhancing the capabilities of UAV operations across critical sectors. The seamless integration of these three technologies provides a holistic solution that ensures operational success in challenging environments.

“Incorporating technologies from Doodle Labs and UXV Technologies provides a robust solution for many specific customers, especially for law enforcement, first responders, and military applications,” said Cameron Chell, CEO of Draganfly. “With an integration of Doodle Labs’ Helix Mesh Rider® Radio and Sense technology, along with UXV’s SRoC GCS into the Draganfly Commander 3XL, we’re enhancing operational efficiency, security, and adaptability, ensuring our drones meet critical demands of complex environments with reliable communication and control.”

“The synergy of Draganfly’s advanced UAVs, UXV’s ruggedized control systems, and our state-of-the-art networking technology marks a pivotal moment for the UAV industry. Together, we are helping set a new benchmark for operational excellence, ensuring that our clients have access to a platform that is not only technologically advanced but also reliable, secure, and ready to meet the demands of tomorrow. It’s a privilege to be part of a collaboration committed to innovation and serving those who rely on us for their most critical mission,” remarked Amol Parikh, Co-CEO of Doodle Labs. “The Helix Mesh Rider® Radio represents our commitment to superior communication technology, ensuring that robust and secure datalinks support every mission.”

“In this era of rapid technological advancement, we must collaborate with partners equally committed to innovation and excellence. This partnership with Draganfly and Doodle Labs represents a significant step forward in our mission to deliver unrivaled control systems for UAV operations,” said Steven Friberg, CEO of UXV Technologies. “The integration of our SRoC GCS with Draganfly’s aerial capabilities and Doodle Labs’ communication technology creates a solution that is not just robust but also highly adaptable to the critical needs of our clients in law enforcement, first response, and military sectors. We are proud to be part of a collaboration that sets new standards for security, efficiency, and reliability in UAV operations.”

As Draganfly, Doodle Labs, and UXV Technologies progress with their collaboration, their joint efforts will remain centered on developing and enhancing UAV technologies. This collaboration aims to improve the operational efficiency and safety of existing UAV applications while exploring potential avenues for innovation and progress within the industry.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com

About Doodle Labs

Doodle Labs designs and produces industrial-grade wireless networking solutions. The company focuses on mesh networking for robotic systems, providing high throughput, long-range Mesh Rider solutions for UAVs, UGVs, AMRs, connected teams, government/defense, private wireless and other applications. The company’s Helix Mesh Rider Radio was developed with sponsorship from DIU and is the Blue UAS program’s datalink of choice. Doodle Labs was named one of Fast Company’s “World’s Most Innovative Companies of 2024,” checking in at no. 2 on the Robotics list. Doodle Labs was founded in 1999 and has offices in the United States and Singapore. For more information, visit http://www.doodlelabs.com.

About UXV Technologies

UXV Technologies specializes in designing, developing, and manufacturing ground control stations (GCS), multi-sensor payloads featuring advanced edge-computing capabilities, and other innovative technologies tailored for defense robotics and unmanned systems such as unmanned aerial vehicles, unmanned ground vehicles, unmanned surface vehicles and remote-operated vehicles.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the combined Draganfly, Doodle Labs and UXV technologies offering a secure, robust, and ruggedized solution for demanding missions. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.